UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.        )

The Newhall Land and Farming Company
(a California Limited Partnership)

(Name of Issuer)

Partnership Units

(Title of Class of Securities)

651426-10-8

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651426-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ezra K. Zilkha

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,092,626

	6.	Shared Voting Power 72,000

	7.	Sole Dispositive Power 1,092,626

	8.	Shared Dispositive Power 72,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,234,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.06%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The Newhall Land and Farming Company (a California Limited Partnership)
	(b)	Address of Issuer's Principal Executive Offices 23823 Valencia Boulevard Valencia, CA 91355

Item 2.
(a)

Name of Person Filing
This Schedule is filed by Ezra K. Zilkha.  Mr. Zilkha is deemed to beneficially own a total of 1,234,626 partnership units of The Newhall Land and Farming Company.  Of that total, Mr. Zilkha expressly disclaims beneficial ownership of 70,000 units owned by his wife.

Included in the remaining 1,164,626 partnership units, Mr. Zilkha beneficially owns 230,600 units that are held by Zilkha & Sons, Inc., of which he serves as President.  Mr. Zilkha also beneficially owns 5,000 partnership units that are issuable upon the exercise of Director options (granted under The Newhall Land and Farming Company 1995 Option/Award Plan), which options are immediately exercisable.  In addition, Mr. Zilkha beneficially owns 17,026 units that are the subject of unit rights granted under The Newhall Land and Farming Company Deferred Equity Compensation Plan for Outside Directors, which units are issuable upon Mr. Zilkha's departure from the Newhall Management Corporation Board of Directors.

Also included in the 1,164,626 total number of partnership units are 72,000 partnership units that are held by Newhall Management Limited Partnership.  Voting and investment power over these units are subject to the terms of the Newhall Management Limited Partnership limited partnership agreement and the Newhall Management Corporation shareholders' agreement and voting trust agreement.

	(b)	Address of Principal Business Office or, if none, Residence c/o Zilkha & Sons, Inc., 767 Fifth Avenue, New York, NY 10153
	(c)	Citizenship United States
	(d)	Title of Class of Securities Partnership Units
	(e)	CUSIP Number 651426-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,234,626
(b) Percent of class: 5.06%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,092,626
(ii) Shared power to vote or to direct the vote 72,000
(iii) Sole power to dispose or to direct the disposition of 1,092,626
(iv) Shared power to dispose or to direct the disposition of 72,000

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002
Date
/s/ Ezra K. Zilkha
Signature
Ezra K. Zilkha
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 06/04/2001